Employee Communication
Meetings
Filed by Tornier N.V. (SEC File No.: 001-35065)
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Wright Medical Group, Inc.
SEC File No.: 001-35823

This presentation includes forward-looking statements.
These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. Forward-looking statements in this communication include but are not limited to, statements about the benefits of the transaction; potential synergies and cost savings and the timing thereof; future financial and operating results; the expected timing of the completion of the transaction; and the combined company’s plans, objectives, expectations and intentions with respect to future operations . Each forward-looking statement contained in this communication is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, uncertainties as to the timing of the transaction; uncertainties as to whether Tornier shareholders and Wright shareholders will approve the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, or the terms of such approval; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of Wright’s or Tornier’s control; the failure to realize synergies and cost-
savings from the transaction or delay in realization thereof; the businesses of Wright and Tornier may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption following completion of the transaction, including adverse effects on employee retention and on Wright’s and
Tornier’s respective business relationships with third parties; transaction costs; actual or contingent liabilities; the adequacy of the combined company’s capital resources; and the risks identified under the heading “Risk Factors” in Wright’s Annual Report on Form
10-K, filed with the SEC on February 27, 2014, and Tornier’s Annual Report on Form 10-K, file with the SEC on February 21, 2014, as well both companies’ subsequent Quarterly Reports on Form 10-Q and other information filed by each company with the SEC. We caution investors not to place considerable reliance on the forward-looking statements contained in this presentation. You are encouraged to read Wright’s and Tornier’s filings with the SEC, available at
www.sec.gov,
for a discussion of these and other risks and
uncertainties. The forward-looking statements in this communication speak only as of the date of this document, and we undertake no obligation to update or revise any of these statements. Our businesses are subject to substantial risks and uncertainties, including those referenced above.
Investors, potential investors, and others should give careful consideration to these risks and uncertainties.
Cautionary Note Regarding
Forward-Looking Statements
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Important Additional Information And
Where To Find It
In connection with the proposed merger, Tornier plans to file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a joint proxy statement of Wright and Tornier that also constitutes a prospectus of Tornier.
Wright and Tornier will make the joint proxy statement/prospectus available to their respective shareholders. Investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by Tornier and Wright with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Tornier and Wright. Requests for copies of the joint proxy statement/prospectus and other documents filed by Wright with the SEC may be made by contacting Julie Tracy, Senior Vice
President and Chief Communications Officer by phone at (901) 290-5817 or by email at julie.tracy@wmt.com, and request for copies of the joint proxy statement/prospectus and other documents filed by Tornier may be made by contacting Shawn
McCormick, Chief Financial Officer by phone at (952) 426-7646 or by email at shawn.mccormick@tornier.com.
Wright, Tornier, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Wright’s and Tornier’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Wright and their ownership of Wright stock is set forth in Wright’s annual report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 27, 2014 and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 31, 2014. Information regarding Tornier’s directors and executive officers is contained in Tornier’s annual report on Form 10-K for the fiscal year ended December 29, 2013, which was filed with the
SEC on February 24, 2014, and its proxy statement for its 2014 annual general meeting of shareholders, which was filed with the
SEC on May 16, 2014. These documents can be obtained free of charge from the sources indicated above.  Certain directors, executive officers and employees of Wright and Tornier may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Wright and Tornier shareholders will be included in the joint proxy statement/prospectus.
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Confidential |

Agenda
• Yesterday’s Announcements
• Who Is Wright?
• Why this combination?
• What happens after today?
• How are we planning for the future?
• Leadership’s commitment to you
• Conclusion & Summary
• Q&A

Yesterday’s Announcement to Combine
Creates a Premier High-Growth Extremities-Biologics Company
with
Comprehensive Upper and Lower Extremity Product Portfolio and Broad
Global Reach
Further Accelerates Growth Opportunities
in Three of the Fastest Growing
Areas in Orthopaedics:  Lower Extremities, Upper Extremities and Biologics
Adds Significant Scale and Scope
to Provide Accelerated Path to Profitability
and Stronger Financial Profile
The combination will generate long-term value for our customers, our employees and our shareholders.
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Important Notes on the Announcement to Combine
Wright’s and Tornier’s leaders are thrilled about this once in a life time opportunity and the future of combined organization
Excitement about
the Deal
Familiar Name
and Leadership
Business As Usual
We will operate “business as usual” through the close of the transaction
The combined company will continue to be known as Wright Medical and will be led by Bob Palmisano as president and CEO and by Dave Mowry as
COO
Wright’s and Tornier’s Board of Directors voted
unanimously
for the
combination
Unanimous
Decision
Confidential |

Confidential |

Corporate Footprint
Corporate
Footprint
•
No immediate plans to consolidate facilities, however,
Executive Leadership to be co-located in Memphis as the U.S.
HQ for our combined business
•
U.S. headquarters for Upper Extremity business will leverage
Tornier’s existing footprint
•
U.S. headquarters for Lower Extremity and Biologics business will be based in Wright’s existing facility in Memphis
•
The business will be incorporated in The Netherlands

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Key Products
Recent Strategic Initiatives
•
Extremities-Biologics company with leadership position
in in Lower Extremities -- foot & ankle
•
NASDAQ: WMGI     www.wmt.com
•
HQ in Memphis, TN; operations run out of U.S.
•
2013 revenue: $242M
•
Products sold in over 60 countries
•
1,000 employees globally
INBONE
®
and
INFINITY
®
Total
Ankle Systems
ORTHOLOC
®
Reconstructive
Plates
PRO-TOE
®
Hammertoe
Implants
Biologics
Business Mix
Company Summary
•
Completed transformation to high growth Extremities-
Biologics pure play through successful divestiture of
OrthoRecon business (Jan 2014)
•
Integration of Solana and OrthoPro (acquired in 1Q14)
•
Commercial launch of INFINITY ® total ankle replacement
system (June 2014)
•
Approvable letter received from FDA for Augment® Bone
Graft
Wright at a Glance
*2013 revenue
27%
US
International
73%
62%
25%
10%
3%
Other
Upper
Extremities
Biologics
Foot & Ankle

Confidential |

Compelling Strategic Rationale
• Combines Wright’s leadership in the lower extremities market with Tornier’s leadership in upper and lower extremities to create a premier high-growth global Extremities-Biologics company!
•
Creates a mid-sized growth company uniquely positioned with leading technologies and specialized sales forces in three of the fastest growing areas of orthopedics – Upper Extremities,
Lower Extremities and Biologics.
• Further enhanced by final FDA premarket approval of Augment
®
Bone Graft, adding additional
depth to our combined portfolio and providing a platform technology for future new product development.
*2013 revenue
UPPER EXTREMITIES LOWER EXTREMITIES
59% of Revenue ~10% of Revenue
~62% of Revenue 19% of Revenue

Confidential |

Natural, Highly Complementary Fit of Both Businesses
•
We have complementary product offerings in the extremities segment, providing opportunities for growth beyond what we could achieve as individual companies
•
We both share consistent and complementary approaches to the market
•
We are committed to strategically addressing the continuum of care through innovative
solutions,
with total ankle and shoulder replacement being the
cornerstones and complemented leading edge biologics
•
Larger combined presence and product portfolio creates scale to better leverage the hospital contracting
process
•
We share a culture of scientific advancement and physician-driven service with Wright’s focus
“The Specialty Orthopaedic Company People Love”
and
Tornier’s focus
“Specialists Serving Specialists”

Confidential | Page 11 We speak a common language

We can achieve more as one company!
Combined products, sales and distribution talent, medical education and relationships expand the breadth and depth of products we offer our CUSTOMERS
Dedicated research and development teams will power innovation across the combined product portfolio to enhance PATIENT outcomes
SHAREHOLDERS have an opportunity to participate in the significant upside and future growth prospects expected from a larger, stronger, combined organization
EMPLOYEES will benefit from being part of a larger, dynamic
organization that brings together two leading companies and offers enhanced opportunities for career growth
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Confidential |

What does this mean for employees TODAY?
•
Close in 2015:
Deal is expected to close in the first half of 2015 and will require regulatory and shareholder approvals
•
Business as Usual:
Please remember Customer Service is our Number One
Priority and it is imperative that we continue to execute on operational objectives and individual goals!
•
No Immediate Changes:
Your role, responsibilities, salary and benefits remain
the same, but you may be requested to assist in integration planning.
•
Continued Excellence:
We’ll continue to provide the excellent products and
service that Tornier is known for!
Until close, we remain independent companies and should continue to compete as vigorously as we did before the announcement

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•
Significant Resources are Dedicated to the Combination
and over the next
days, weeks and months, we aim to:
Identify best practices from both organizations that leverage our strengths, maximize growth and deliver best-in-class service
Reposition and align with the strategic vision for both entities and prepare for a successful “Day One” following the close of the transaction
Pro-actively communicate as information becomes available on transition-
related details and logistics
• Successful integration will include realizing synergies across the business, these decisions have yet to be made and we understand the uncertainty this creates
•
Please be patient!
We do not have all of the answers yet, but we are
committed to communicating quickly and completely
How are we planning for the integration after close?
It is vitally important that planning efforts do not distract us from remaining productive and executing on our business objectives

Confidential |

Commitment to open & transparent communication
•
There will be a future opportunity to meet with Tornier and new Wright
Medical
leadership
•
We will provide ongoing, frequent and timely updates:
– In-person, department meetings
– Written communications
– Management team is dedicated to obtaining answers to your questions
•
Additional resources for employees:
– Frequently Asked Questions (FAQs) booklet
will be provided
– Dedicated email inbox for your questions (pending):
winningtogether@tornier.com
– External transaction page:
www.ExtremitiesLeader.com

A bright & exciting future as new Wright Medical!
Premier High-Growth
Extremities-Biologics
Company
Accelerated Growth
Opportunities
Better Serves Customers
Increases Employee Development Opportunities
Satisfies Shareholders
Significant Scale and
Scope
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Q&A